UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. __)*
EPSILON ENERGY LTD
(Name of Issuer) Common Stock, $__0__ par value per share
(Title of Class of Securities) Common Stock
(CUSIP Number) 294375209
(Date of Event Which Requires Filing of this Statement)

February 1, 2023

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 294375209	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Palo Duro Energy Fund, L.P.; EIN = 20-2354375 Palo Duro Capital Partners, LP; EIN = 92-0376583 Matthew Dougherty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Palo Duro Energy Fund, L.P. – Delaware Palo Duro Capital Partners, LP – Delaware Matthew Dougherty – Illinois, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER Palo Duro Energy Fund, L.P. – 1,587,219 Palo Duro Capital Partners, LP – 361,166 Matthew Dougherty – 97,650
	6	SHARED VOTING POWER Palo Duro Energy Fund, L.P. – 0 Palo Duro Capital Partners, LP – 0 Matthew Dougherty – 0
	7	SOLE DISPOSITIVE POWER Palo Duro Energy Fund, L.P. – 1,587,219 Palo Duro Capital Partners, LP – 361,166 Matthew Dougherty – 97,650
	8	SHARED DISPOSITIVE POWER Palo Duro Energy Fund, L.P. – 0 Palo Duro Capital Partners, LP – 0 Matthew Dougherty – 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Palo Duro Energy Fund, L.P. – 1,587,219 Palo Duro Capital Partners, LP – 361,166 Matthew Dougherty – 97,650 Total = 2,046,035
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Palo Duro Energy Fund, L.P. – 6.70% Palo Duro Capital Partners, LP – 1.52% Matthew Dougherty – 0.41% Total = 8.64%
12	TYPE OF REPORTING PERSON* Palo Duro Energy Fund, L.P. – PN Palo Duro Capital Partners, LP – PN Matthew Dougherty – IN

*SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.

(a)	Name of Issuer

Epsilon Energy Ltd

(b)	Address of Issuer's Principal Executive Offices

16945 Northchase Drive, Suite 1610

Houston, TX 77060

Item 2.

(a)       Name of Person Filing

    Palo Duro Energy Fund, L.P.

(b)       Address of Principal Business Office or, if none, Residence

_____________________________________________

(c)       Citizenship

    Delaware

(d)       Title of Class of Securities

    Common Stock

(e)       CUSIP Number

     294375209

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act.

(b) ☐ Bank as defined in section 3(a)(6) of the Act.

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act.

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940.

(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
Investment Company Act of 1940.

(j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K)

Item 4.	Ownership

(a)       Amount Beneficially Owned

Palo Duro Energy Fund, L.P. – 1,587,219

Palo Duro Capital Partners, LP – 361,166

Matthew Dougherty – 97,650

Total = 2,046,035

(b)       Percent of Class

Palo Duro Energy Fund, L.P. – 6.70%

Palo Duro Capital Partners, LP – 1.52%

Matthew Dougherty – 0.41%

Total = 8.64%

(c)       Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Palo Duro Energy Fund, L.P. – 1,587,219

Palo Duro Capital Partners, LP – 361,166

Matthew Dougherty – 97,650

(ii)	Shared power to vote or to direct the vote

Palo Duro Energy Fund, L.P. – 0

Palo Duro Capital Partners, LP – 0

Matthew Dougherty – 0

(iii)	Sole power to dispose or to direct the disposition of

Palo Duro Energy Fund, L.P. – 1,587,219

Palo Duro Capital Partners, LP – 361,166

Matthew Dougherty – 97,650

(iv)	Shared power to dispose or to direct the disposition of

Palo Duro Energy Fund, L.P. – 0

Palo Duro Capital Partners, LP – 0

Matthew Dougherty – 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following □.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Palo Duro Energy Fund, L.P.

/s/ Matthew Dougherty
Signature February 14, 2023
Date Matthew Dougherty / CEO of General Partner
Name/Title

Palo Duro Capital Partners, LP

/s/ Matthew Dougherty
Signature February 14, 2023
Date Matthew Dougherty / CEO of General Partner
Name/Title

Matthew Dougherty

/s/ Matthew Dougherty
Signature February 14, 2023
Date Matthew Dougherty
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)